VIA EDGAR

March 5, 2014

Mr. Terence O’Brien

Accounting Branch Chief
Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Landec Corporation
Form 10-K for Fiscal Year Ended May 26, 2013
Filed August 7, 2013
Definitive Proxy Statement on Schedule 14A
Filed August 21, 2013
Filed No. 0-27446

Dear Mr. O’Brien:

On behalf of Landec Corporation (“Landec” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 26, 2013; filed on August 7, 2013 and the Company’s Definitive Proxy Statement on Schedule 14A; filed on August 21, 2013. The numbering of the paragraphs below corresponds to the numbering of the comments which we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended May 26, 2013

Business, page 4

Description of Core Business, page 6

1. Comment: Please refer to your page 9 disclosure regarding your relationship with Windset, and tell us what consideration you gave to filing the exclusive license agreement with Windset as an exhibit to your annual report. In this regard, we note Mr. Steele’s discussion during the earnings call for the second quarter of 2014 regarding the strategic partnership with Windset Farms and its growth opportunities, as well as your “We Depend on Strategic Partners and Licenses for Future Development” risk factor on page 22.

Response: The exclusive license with Windset was executed in June 2010, prior to the contemplation of our investment in Windset. The Company did not consider the license agreement to be material at that time and does not consider it to be material at this time. Therefore, the Company has not filed it as an exhibit to the Company’s Form 10-K. The Company’s disclosure in Footnote 5 to the consolidated financial statements included in the Company’s Form 10-K, which is copied below, supports the conclusion that this agreement is not material. If in the future the amount of the royalties received under the license agreement exceeds the annual minimums, the amount of such royalties will be disclosed in the Company’s filings with the Commission.

“Windset

In June 2010, Apio entered into an exclusive license agreement with Windset for Windset to utilize Landec’s proprietary breathable packaging to extend the shelf life of greenhouse grown cucumbers, peppers and tomatoes (“Exclusive Products”). In accordance with the agreement, Apio received and recorded a one-time upfront research and development fee of $100,000 and will receive license fees equal to 3% of net revenue of the Exclusive Products utilizing the proprietary breathable packaging technology, with or without the BreatheWay trademark. The ongoing license fees are subject to annual minimums of $150,000 for each of the three types of exclusive product as each is added to the agreement. As of May 26, 2013, two products have been added to the agreement.”

It should be noted that the purchase agreement Apio entered into with Windset in February 2011, whereby Apio purchased a 20.1% interest in Windset for $15 million, was considered a material agreement and was therefore filed as Exhibit 10.1 in the Company’s Form 8-K dated February 18, 2011 and is listed as an exhibit in the Company’s Form 10-K for fiscal year 2013.

Sales and Marketing, page 12

2.

Comment: We note your statement that the top two customers from the Food Products Technology segment accounted for approximately 16% and 13% of your revenues for fiscal year 2013. With a view toward future disclosure, please tell us whether the loss of either one of these customers would have a material adverse effect on your business and whether you considered disclosing the names of these customers. In this regard, we note the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Response: Costco Wholesale Corporation accounted for approximately 16% and Wal-mart, Inc. accounted for approximately 13% of the Company’s revenues, respectively, during fiscal year 2013 and a loss of either of these customers would have a material adverse effect on the Company’s business. In future filings, the Company will disclose the name of any customer if the sales to such customer constitute more than 10% of the Company’s consolidated revenues and if the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole.

Critical Accounting Policies and Use of Estimates, page 28

3.

Comment: You have identified revenue recognition as a critical accounting policy and have provided a lengthy discussion of revenue recognition for license fees and arrangements for multiple elements. However, this disclosure is substantially identical to the disclosure in the footnotes in the accompanying financial statements. In future filings, please replace this disclosure with material information that promotes understanding of your arrangements, the effect of your application of the accounting policies on the timing of your revenue recognition, and the magnitude of revenue earned from the various types of arrangements described. Provide quantified information where available and material to an investor’s understanding. Please refer to SEC Release 33-8350 for more guidance. Please provide us with an example of your intended future disclosure, as well as any additional supplemental information that would help us in evaluating your response.

Response:   In future filings, the Company will broaden its disclosure concerning revenue recognition to more fully describe the nature of each of the arrangements, the accounting guidance followed for revenue recognition and the revenue recognized during each of the periods presented for each of the arrangements, assuming these arrangements are material to the Company’s consolidated financial results. The Company proposes the following future disclosure surrounding its revenue recognition policy:

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, title has transferred, the price is fixed and determinable, and collectability is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts based on specific identification and historical losses.

Apio’s food products technology revenues generally consist of revenues generated from the sale of specialty packaged fresh-cut and whole value-added processed vegetable products that are generally washed and packaged in our proprietary packaging and sold under Apio’s Eat Smart and GreenLine brands and various private labels. Revenue is generally recognized upon shipment of these products to customers. The Company takes title to all produce it trades and/or packages, and therefore, records revenues and cost of sales at gross amounts in the Consolidated Statements of Comprehensive Income

In addition, food products technology value-added revenues include the revenues generated from Apio Cooling, LP, a vegetable cooling operation in which Apio is the general partner with a 60% ownership position and from the sale of BreatheWay packaging to license partners. Revenue is recognized on the vegetable cooling operations as cooling and storage services are provided to our customers. Sales of BreatheWay packaging are recognized when shipped to our customers.

Apio’s food export revenues consist of revenues generated from the purchase and sale of primarily whole commodity fruit and vegetable products to Asia by Cal-Ex. As most Cal-Ex customers are in countries outside of the U.S., title transfers and revenue is generally recognized upon arrival of the shipment in the foreign port. Apio records revenue equal to the sale price to third parties because it takes title to the product while in transit.

Our HA-based Biomaterials business principally generates revenue through the sale of products containing HA. Lifecore primarily sells products to customers in three medical areas: (1) Ophthalmic, which represented approximately 65% of Lifecore’s revenues in fiscal year 2013, (2) Orthopedic, which represented approximately 20% of Lifecore’s revenues in fiscal year 2013 and (3) Veterinary/Other. The vast majority of revenues from our HA-based Biomaterials business are recognized upon shipment.

A small amount of revenues from our HA-based Biomaterials business is related to contract research and development (R&D) services and multi-element arrangement services with customers where we provide products and/or services in a bundled arrangement.

Contract revenue R&D is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

For sales arrangements that contain multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The relative selling price for a deliverable is based on its vendor-specific objective evidence (VSOE), if available, third-party evidence (TPE), if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company is not typically able to determine VSOE or TPE, and therefore, uses estimated selling prices to allocate revenue between the elements of the arrangement.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or future performance obligations or subject to customer-specific cancellation rights. The Company evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value, and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by the Company. The Company considers a deliverable to have stand-alone value if the product or service is sold separately by the Company or another vendor or could be resold by the customer. Further, the revenue arrangements generally do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition. The Company allocates the total arrangement consideration to each separable element of an arrangement based upon the relative selling price of each element. Allocation of the consideration is determined at arrangement inception on the basis of each unit’s relative selling price. In instances where the Company has not established fair value for any undelivered element, revenue for all elements is deferred until delivery of the final element is completed and all recognition criteria are met.

Licensing revenue is recognized in accordance with prevailing accounting guidance. Initial license fees are deferred and amortized to revenue over the period of the agreement when a contract exists, the fee is fixed and determinable, and collectability is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the period of the agreement, including those governing research and development activities and any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

A summary of revenues by type of revenue arrangement as described above is as follows (in thousands):

	Year ended May 26, 2013	Year ended May 27, 2012
Recorded upon shipment	$359,518	$239,985
Recorded upon acceptance in foreign port	78,442	71,054
Revenue from license fees, R&D contracts and royalties/profit sharing	1,975	3,271
Revenue from multiple element arrangements	1,773	3,242
TOTAL	$441,708	$317,552

Note 14 – Business Segment Reporting, page 82

Geographic Information, page 83

4.	Comment: Please disclose the basis for how you attribute your revenues from external customers to foreign countries in prospective filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

Response:   The Company’s basis for attributing revenue from external customers to foreign countries is by the billing address of the Company’s customer. In future filings, the Company will add clarification to its disclosure to identify that “Revenue by geography is based on the billing address of the customer.”

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 11

5.

Comment: We note that for fiscal year 2013, Ms. Pankopf and Ms. Sohn were the only directors who received equity awards. In future filings, please provide brief narrative disclosure related to the company’s director compensation arrangements with respect to grants of equity awards. In this regard, we note that during fiscal year 2012, all non-employee directors received stock and option awards while, in 2013, these awards were made solely to new directors. Refer to Item 402(k)(3) of Regulation S-K.

Response: In future filings, the Company will provide a narrative disclosure of the basis for equity awards to directors.

Executive Compensation and Related Information, page 29

Establishing Executive Compensation, page 29

6.

Comment: We note your disclosure about the role of the Research Firm in assisting the compensation committee in determining executive compensation. However, you have not named the Research Firm acting as your compensation consultant. Please note that in accordance with Item 7(d) of Schedule 14A, the identity of the compensation consultant should be disclosed pursuant to Item 407(e)(3) of Regulation S-K. In addition, because the role played by the compensation consultant appears to be material for purposes of determining executive compensation, in accordance with the Commission’s guidance set forth in Question 118.06 of Regulation S-K Compliance and Disclosure Interpretations, disclosure required to be made pursuant to Item 407(e)(3)(iii) of Regulation S-K must also be incorporated in this section of the filing. Please advise or otherwise identify your compensation consultant in future filings.

Response: As disclosed in the Company’s proxy statement: “The Committee’s primary source for information regarding its peer group companies is an independent data, research and advisory organization that provides corporate governance and executive compensation related database and analytical tools to corporate issuers (the “Research Firm”). The Research Firm draws data from proxy statements and reports filed with the SEC. The Committee uses this information as a tool to assist in determining the actual compensation levels for the Named Executive Officers in our three main business units.” The Research Firm merely provided the Company with access to its database and did not provide any recommendation on, or play any role in determining, the Company’s executive compensation policy or practice.

The Research Firm had no role “in determining or recommending the amount or form of executive and director compensation” as described in Item 407 (e)(3)(iii) of Regulation S-K and did not “play[s] a material role in the Company’s compensation-setting practices and decisions” as provided in Question 118.06 of Regulation S-K Compliance and Disclosure Interpretations. Accordingly, disclosure of the name of the Research Firm as a compensation consultant is not required.

In future filings, if the Company engages a compensation consultant to assist the Compensation Committee in determining executive compensation, the Company will identify the name of that consultant in the Company’s proxy statement.

Please call the undersigned at (415) 315-6364 if you have any questions.

Very truly yours,

/s/ Geoffrey P. Leonard

Geoffrey P. Leonard

cc:	Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Greg Skinner, hereby acknowledges on behalf of Landec Corporation, a Delaware corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) dated February 24, 2014:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LANDEC CORPORATION

                     /s/ Gregory Skinner

Gregory Skinner, Chief Financial Officer